Contact Information Todd S. Hyatt Chief Financial and IT Officer IHS Inc. 15 Inverness Way East Englewood, CO 80112 303-397-2616 (direct dial) 303-754-4025 (facsimile)

May 1, 2013
Mr. Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	IHS Inc.
Form 10-K for the Fiscal Year Ended November 30, 2012
Filed January 18, 2013
File No. 001-32511

Dear Mr. Gilmore:

This letter responds to comments of the Staff of the Securities and Exchange Commission in your letter dated April 23, 2013, regarding the filing referenced above. For your convenience, we have repeated each of the Staff's comments below in italics and have numbered each comment and our response thereto to correspond to the numbers assigned to the comments in your letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Adjusted EBITDA (non-GAAP measure), page 31

1. We note your response to prior comment three. Please provide us with further details with respect to the following:

•
We note that your net periodic pension and postretirement expense adjustment for fiscal 2011 and 2010 is calculated differently than fiscal 2012 and therefore Adjusted EBITDA for 2011 and 2010 does not appear consistent with or comparable to 2012. Please explain the usefulness of these measures considering that they are calculated differently.

Securities and Exchange Commission
May 1, 2013

We consistently excluded net periodic pension and postretirement expense from Adjusted EBITDA from the time that we went public until the end of 2011, primarily because of the overfunded status of the plan, which we did not consider to be indicative of the ongoing operating performance of the company. In 2012, we made a fundamental change in our pension funding and investment strategies, and combined with the expectation that we will continue to fund ongoing service costs on an annual basis for the foreseeable future, we believe that it was appropriate in 2012 to start including pension costs within Adjusted EBITDA. While we recognize that the 2010 and 2011 amounts may not be calculated in a manner consistent with the 2012 amount, we believe that because of the significance of the changes in our pension funding and investment strategies at the end of 2011, the change in methodology appropriately reflects the change in circumstances. In addition, as part of our Q4 2011 earnings release call (and as filed on Form 8-K on January 6, 2012), we provided supplemental materials to help investors understand the change and the impact that it would have on Adjusted EBITDA going forward.

•
Please explain your objective for excluding pension and postretirement expense from Adjusted EBITDA. In this regard, your response appears to suggest that Adjusted EBITDA is defined with the objective of eliminating non-cash expenses. Please confirm if our understanding is correct and tell us whether the objective has changed over time. If correct, tell us how you reconcile this objective with the fact that contributions exceeded pension costs in fiscal 2012.

Our objective in excluding any item from Adjusted EBITDA is to provide the investor with an understanding of what we feel is a useful representation of the ongoing operating performance of the company. We have consistently maintained this objective since we went public in 2005. With the change in pension funding and investment strategies in 2012, we felt that we needed to revise our definition of Adjusted EBITDA with respect to pension and postretirement expense in order to continue meeting that objective, and therefore made the change from excluding all relevant plan pension and postretirement expense in the 2010 and 2011 Adjusted EBITDA reconciliations to only excluding settlement and fourth quarter mark-to-market adjustments in the 2012 Adjusted EBITDA reconciliation.

As disclosed on page 23 of our 2012 Form 10-K, we exclude both cash and non-cash items in our Adjusted EBITDA metric, as follows:

Adjusted EBITDA. EBITDA and Adjusted EBITDA are used by many of our investors, research analysts, investment bankers, and lenders to assess our operating performance. For example, a measure similar to Adjusted EBITDA is required by the lenders under our term loans and revolving credit agreement. We define EBITDA as net income plus or minus net interest, plus provision for income taxes, depreciation, and amortization. Our definition of Adjusted EBITDA further excludes (i) non-cash items (e.g., stock-based compensation expense) and (ii) items that management does not consider to be useful in assessing our operating performance (e.g., acquisition-related costs, restructuring charges, income or loss from discontinued operations, pension settlement and mark-to-market adjustments, and gain or loss on sale of assets).

•
Please elaborate on your basis for excluding net service cost from Adjusted EBITDA for fiscal 2011 and 2010. In this regard, your response indicates that you believed it was appropriate to eliminate service costs because they were a non-cash expense and you did not consider these items to be useful in assessing your operating performance. Please expand on why excluding these expenses is useful. In other words, tell us why it is useful to present compensation expense on a cash-basis.

Securities and Exchange Commission
May 1, 2013

As disclosed on page 24 of the 2012 Form 10-K, we undertook a comprehensive review of our U.S. RIP during 2011 and completed a number of steps during 2011 and 2012 that were designed to ensure that we maintained market-competitive employee benefits while decreasing volatility. One of the steps we implemented was designed to align pension assets with pension liabilities such that future funding requirements would approximate current benefits being earned by active colleagues, which is a distinct shift from our prior strategy, which had leveraged the overfunded status of the U.S. RIP to cover all pension costs. This fundamental shift in our pension funding strategy is the main reason we believe that including the primary components of service costs in 2012 Adjusted EBITDA and excluding them in 2011 and 2010 Adjusted EBITDA is appropriate. With the completion of our pension plan strategy implementation in fiscal 2012, we re-evaluated which of the various components of pension and postretirement expense should be excluded from our Adjusted EBITDA calculation under the new strategy and would provide the most useful representation of ongoing operating performance, regardless of whether the component was a cash or non-cash item. Based on that prospective evaluation, we determined that only settlement and mark-to-market adjustments should continue to be excluded from the calculation, as we determined that those items were not indicative of ongoing operating performance.

2. Please confirm that in future filings you will clearly disclose the components of the net periodic pension and postretirement expense (income) line item. In this regard, we note that your disclosure on page 22 indicates that the amount represents pension settlement and mark-to-market adjustments however, we note from your response to prior comment 3 that the 2011 and 2010 amounts also include U.S. RIP net periodic pension expense and net periodic postretirement expense (income).

We confirm that in future filings we will clearly disclose the components of the net periodic pension and postretirement expense (income) line item.

In responding to your comments regarding the filing referenced above, we acknowledge that:

•	the company is responsible for the adequacy and the accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the above, please call me at 303-397-2616.

Sincerely,

/s/ Todd S. Hyatt
Todd S. Hyatt
Chief Financial and IT Officer